BRITVIC plc

10 January 2008

Tel: 01245 504482
Fax: 01245 504077

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA

Dear Sirs

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

We refer you to the penultimate paragraph of our letter, dated 1 October 2007 (copy attached), and enclose a copy of the Company's Annual Return filed with the Registrar of Companies on 27 November 2007, being the only filing made at Companies House filing since our last communication.

Yours faithfully

John Price

Encs.

Registered Office:
Britvic House
Broomfield Road
Chelmsford CM1 1TU

Registered in London
No. 5604923

RECEIVED

1 October 2007

Tel: 01245 504482
Fax: 01245 504077

Via Airmail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington DC 20549
USA

Dear Sirs

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

Pursuant to the US Securities and Exchange Commission ("the SEC") announcement of a rule change whereby Britvic ("the Company") as a foreign private issuer may now publish their home country documents on either their website or through an information delivery system generally available to the public in their primary trading markets, rather than submitting such documents to the SEC in paper form.

Accordingly, the Company hereby wishes to amend its application under Rule 12g3-2(b) and to furnish the SEC with details of the Company's website (and the appropriate links) through which the Company's documents and publications may be accessed as follows:

Link to Britvic.com home page:
http://britvic.com/Default.aspx

Link to Britvic Investor Relations News & Reports page for all regulatory announcements (via London Stock Exchange Regulatory News Service (RNS) and published financial reports:
http://britvic.com/InvNewsAndReports.aspx

Link to Britvic AGM page for Notice of Meeting (posted on issue to Shareholders and until the conclusion of the Meeting) and Voting Results:
http://britvic.com/InvAGM.aspx

Notwithstanding the above, we propose to continue to post, in hard copy, all filings made with the Registrar of Companies in England and Wales which are otherwise not made publicly available via our website or a Regulatory Information Service.

We look forward to receiving your acknowledgement to this amendment to the Company's application under Rule 12g3-2(b) in due course.

Yours faithfully

John Price

John Price
Company Secretary

BRITVIC plc

Copy

27 November 2007

Tel: 01245 504482
Fax: 01245 504435

Via business post – Next Day

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

Dear Sirs

2007 ANNUAL RETURN

Please find enclosed herewith the Annual Return for the company listed below,

COMPANY	REG.NO.
Britvic plc	5604923

together with a cheque for £30 in payment of the filing fee and CD containing shareholder information as at 27 October 2007.

It would be appreciated if you would please confirm receipt by stamping and returning the enclosed copy of this letter, in the prepaid envelope provided.

Yours faithfully

Vanessa Lewis
Assistant Company Secretary

Encs.

The Company Secretary
BRITVIC PLC
Britvic House
Broomfield Road
Chelmsford
Essex CM1 1TU

871

Companies House
— for the record —

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

Our Ref 5604923/09/28
Date 21st November 2007

2007 Annual Return for Company Number 5604923

Your company's 2007 Annual Return is attached to this letter. It shows the information Companies House held on **20th November 2007** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete section 3 and provide a full list of shareholders or, list of changes to the company shareholders as appropriate
- Complete and sign the Declaration
- **Return the full Annual Return and your shareholder list, if appropriate, with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **27th October 2007 the return date**
- Reaches Companies House by **as soon as possible**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading.**

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return.

Company Name
BRITVIC PLC

363s Annual Return

Companies House — for the record

Company Type
Public Limited Company

Company Number
5604923
Information extracted from Companies House records on
20th November 2007

> Please check the details printed in the **"Current details"** column.
> If any details are wrong, strike them through and write the correct details in the **"Amended details"** column.
> Please complete in **black** ink and use capitals.

Section 1: Company details

Ref: 5604923/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Britvic House Broomfield Road Chelmsford Essex CM1 1TU**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held C/O Lloyds Tsb Registrars The Causeway Worthing West Sussex BN99 6DA**	Address C/o Equiniti ASPECT HOUSE, SPENCER ROAD, LANCING, WEST SUSSEX UK Postcode BN99 6DA
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes*	**SIC Code — Description** **1598** — **Produce mineral water, soft drinks** **7415** — **Holding companies incl head offices**	**SIC CODE — Description**

Company Number - 5604923

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	Name Christine Joanne BULMER Address 12 Moray Place Edinburgh Midlothian EH3 6DT Date of birth 17/09/1958 Nationality British Occupation Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Christine Joanne BULMER ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	Name Gerald Michael Nolan CORBETT MA MSC Address Holtsmere End Farmhouse Redbourn St Albans Hertfordshire AL3 7AW Date of birth 07/09/1951 Nationality British Occupation Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Gerald Michael Nolan CORBETT MA MSC ceased to be director (if applicable) __ / __ / ____

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	Name Paul Stephen MOODY Address Ashcroft 247 Station Road Rothley Leicestershire LE7 7LD Date of birth 27/06/1957 Nationality British Occupation Director	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Paul Stephen MOODY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	Name Michael St John SHALLOW Address Felsham Hall Felsham Bury St Edmunds Suffolk IP30 0QN Date of birth 15/09/1954 Nationality British Occupation Director	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Michael St John SHALLOW ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode	Please see enclosed Disk		
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature John Price (~~Director~~ / Secretary)

Date 26/11/2007

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *27/10/2007*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **27th October 2008** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JOHN PRICE

Telephone number *inc code*: 01245 504129

Address:
BRITVIC HOUSE
BROOMFIELD ROAD
CHELMSFORD
ESSEX

Postcode: CM1 1TU

DX number *if applicable*: __ __ __ __ __ __

DX exchange

END